Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

December 19, 2018

Re:	Coherix, Inc. Offering Statement on Form 1-A Filed November 5, 2018 File No. 024-10918

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of November 30, 2018 regarding the Offering Statement of Coherix, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement

The trade war between the United States and China (page 14)

1.	We note the disclosure that tariffs imposed by China cover your products. Please expand to clarify whether you actually sell products into China, such that the tariff would apply. If so, quantify the amount of products that have been subject to those tariffs.

The Company has revised the disclosure to clarify that it sells products into China that will be subject to tariffs of up to 20%. While the Company has managed to export sufficient products prior to the implementation of the tariffs, it anticipates that future shipments may face a tariff and has included an illustrative example in the risk factor.

Dilution (page 19)

2.	Tell us and disclose why it is appropriate to assume that all options and warrants are exercised in measuring dilution. Also, since you disclose that you intend to repay convertible notes with proceeds from the offering, please also explain why it is appropriate to assume conversion of convertible notes in measuring dilution.

The Company has removed the assumptions regarding the exercise of options and warrants and the conversion of the convertible notes from the dilution calculation and updated the dilution table in the Offering Circular consistent with these revisions.

Results of Operations (page 21)

3.	Please revise to clarify the effect that changes in price and volume had on the revenues for each period presented. Also, we note the comparative statements regarding increases in Predator3D revenues and license fees. Please revise to clarify the specific amounts of revenues and fees in the current and the prior period. Please also revise to disclose the effect that revenues from other product lines, such as Robust3D and Saber3D, had on the results you disclose.

The Company has revised its discussion of results of operations as requested by the Staff.

4.	Please revise to discuss the effect on your results of operations related to the royalty programs mentioned on pages 47 and F-20 and F-21 and the aggregate percentage of your revenues you will be required to pay each year under those programs. Also, we note the disclosures regarding your gross profit percentage. Please revise to clarify how gross profit related to product sales, as opposed to gross profit inclusive of license fees, changed for each period presented.

The Company has revised its discussion of results of operations as requested by the Staff.

Debt Repayment (page 25)

5.	Please revise to clarify how the information in this table is consistent with the outstanding obligations disclosed on page F-3, particularly with respect to the amount that will be "unpaid" after this offering and planned new long-term debt. For example, if you will have other financial obligations outstanding, such as those disclosed on page F-3 or from planned long-term debt, please revise to eliminate any implication to the contrary.

The Company has revised the information in the table to reflect its total outstanding liabilities at June 30, 2018 and the impact that debt repayment, the conversion to equity of the outstanding Volvo promissory note and accrued interest on that note, and offsetting notes receivable and related accrued interest against deferred compensation and related accrued interest would have in reducing the total at that date.

Dependence on One or a Few Major Customers (page 37)

6.	Please expand to disclose the material terms of the licensing contract with Panasonic, such as the IP portfolio licensed to it, the "one application" to which the contract relates and applicable royalty rates. In this regard, we note that Exhibit 6.1 currently omits schedules to that contract. Please refile a complete version of that exhibit.

The Company has revised the disclosure as requested by the Staff and has filed the agreement, together with the first and second amendments to the agreement, which contain amended schedules. Since the amended schedules replace those in the original agreement, the Company has only filed the amended schedules I and III.

Intellectual Property (page 38)

7.	We note the disclosure regarding 12 patents you hold and your software technology and hardware designs. Please revise to clarify which aspects of your software and hardware is covered by the patent rights referenced here. For example, we note the acquisition of a software platform mentioned on page 31 and subsequent creation of i-Cite3D. We also note the disclosure regarding your "proprietary" SHARK electronic modules.

The Company has revised the disclosure as requested by the Staff.

Related Party Transactions (page 43)

8.	Please expand the second paragraph to clarify whether Mr. Carlson will receive any payments from the proceeds of this offering for deferred compensation owed to him. Please also tell us how your disclosure in this section includes the transactions referenced on page F-14, F-16, F-17, F-20 and F-48.

The Company prepared the disclosure under “Related Party Transactions” in accordance with Item 13 of Form 1-A, using approximately $52,000 as the threshold for disclosure (representing 1% of the average of the Company’s assets for the years ended December 31, 2016 and December 31, 2017) of transactions with its directors, executive officers, beneficial owners of more than 10% of its Common Stock, and the immediate family members of all such persons. The Company has only disclosed that portion of its notes receivable, long-term debt, Predator Program royalties, and accrued interest owed to such related persons. The Company’s financial statements were prepared using a much broader definition of “related parties” than that prescribed in Form 1-A. As stated in the first sentence of “Related Party Transactions”, the Company defined “related parties” to mean any stockholders who participated in the Company’s debt and royalty programs when it prepared the notes to the financial statements.

Consistent with the requirements of Form 1-A, the Company has revised page 43 of the Offering Circular to include Mr. Carlson’s notes receivable and deferred compensation owed to him, described in Note 3 on page F-14, and his participation in the Predator royalty program, described in Note 7 on page F-20. Mr. Carlson does not participate in the promissory notes described in Note 5 on page F-16, and he does not have any investor accrued interest, as described in Note 11 on page F-48, due to him. The Company has also revised this section to include promissory notes, convertible debentures and accrued interest due to Robert A. Smith and Philip Rice, II, directors of the Company, as well as interest paid to them.

Shares Eligible for Future Sale (page 49)

9.	Please revise the third paragraph to clarify the number of shares that will be "freely tradable" after this offering. Please also revise to clarify the applicability of Rule 144 to future resales, given Rule 144(c). Please also refer to page 186 of Securities Act Release No. 9741.

The Company has revised the offering statement to clarify the number of shares that will be freely tradable after this offering and the applicability of Rule 144.

Financial Statements

Business and Operations (page F-1)

10.	Please expand the discussion regarding your company's ability to continue as a going concern to quantify the liabilities currently in default or otherwise past due and to describe the potential consequences to your business. Refer to ASC 205-40-50.

The Company has revised Note 1 to its unaudited financial statements to quantify the liabilities in default at June 30, 2018 and to describe potential consequences to its business.

If you have additional comments or questions, please contact me at jeanne.campanelli@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Dwight Carlson Coherix, Inc.